Sub-Item 77C

              SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

                       INVESCO VAN KAMPEN MUNICIPAL TRUST

An Annual Meeting ("Meeting") of Shareholders of Invesco Van Kampen Municipal Trust was held on June 17, 2011. The Meeting was held for the following purpose:

(1) Elect four Class I Trustees, each by the holders of Common Shares of the Fund, each of whom will serve for a three year term or until a successor has been duly elected and qualified.

The  results  of  the  voting  on  the  above  matter  were  as  follows:

                                                Votes
Matter                         Votes For       Withheld
------------------------      ----------       ---------
(1)   David C. Arch ....      34,762,385       1,166,044
      Howard J Kerr ....      34,745,181       1,183,248
      Jerry Choate .....      34,775,549       1,152,880
      Suzanne Woolsey ..      34,720,102       1,208,327